PARAMOUNT RESOURCES LTD.
Calgary, Alberta

March 28, 2005

NEWS RELEASE:	PARAMOUNT’S SECURITYHOLDERS APPROVE TRUST SPINOUT TRANSACTION

Paramount Resources Ltd. announces that at the special meeting of its shareholders and optionholders held this morning its shareholders and optionholders overwhelmingly approved the arrangement under the Business Corporations Act (Alberta) pursuant to which Paramount’s previously announced trust spinout transaction is to be effected. Shareholders and optionholders voted 99.9 percent in favour of the arrangement and the arrangement also received the majority of the minority approval required.

Paramount’s application to the Court of Queen’s Bench for approval of the arrangement is scheduled for March 29, 2005. If court approval is obtained, the trust spinout is scheduled to be completed on April 1, 2005.

For further information, please contact:

C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer

Paramount Resources Ltd.
4700 Bankers Hall West
888 3rd Street SW
Calgary, Alberta T2P 5C5
Phone:(403) 290-3600
Fax:(403) 262-7994